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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04001614

SEC MAIL PROCESSING SECTION RECEIVED FEB 17 2004 WASH., D.C. 158

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 22744

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steven Earl Dreifuss

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

726 Thackery
(No. and Street)

Highland Park (City) Illinois (State) 60035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Burroughs (312) 986-9986
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Earl Dreifuss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steven Earl Dreifuss, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Janet M. Herr
Notary Public

Steven Dreifuss
Signature

Sole Prop.
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.] Same Page
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.]
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN EARL DREIFUSS

(A sole proprietorship)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2003

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To Mr. Steven Earl Dreifuss
Highland Park, Illinois

We have audited the accompanying statement of financial condition of STEVEN EARL DREIFUSS (a sole proprietorship) as of December 31, 2003 and the related statements of income, changes in proprietor's capital and cash flows for the year then ended. These financial statements are the responsibility of the Proprietorship's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STEVEN EARL DREIFUSS as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

These financial statements represent solely the options trading accounts of STEVEN EARL DREIFUSS (broker/dealer) as they relate to his Chicago Board Options Exchange market-making activities and do not include his personal accounts or those of any other operation in which he is engaged. Income from the proprietorship is reported, in accordance with the Internal Revenue Code, in the proprietor's Federal income tax return. Accordingly, no income taxes have been recorded in these financial statements.

Chicago, Illinois
February 8, 2004

Schultz & Chez LLP

STEVEN EARL DREIFUSS
(A sole proprietorship)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Receivable from clearing broker	$	1,783,719
Securities owned, at market		
Equities		1,870,949
Options		2,580,955
Exchange membership, at cost (market value $270,000)		220,000
Interest and dividends receivable		7,740
TOTAL ASSETS	$	6,463,363

LIABILITIES AND PROPRIETOR'S CAPITAL

LIABILITIES		
Securities sold, not yet purchased, at market value		
Equities	$	2,802,291
Options		1,145,041
Interest and dividends payable		1,193
Total Liabilities		3,948,525
Proprietor's capital		2,514,838
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$	6,463,363

The accompanying notes are an integral
part of these financial statements.

STEVEN EARL DREIFUSS
(A sole proprietorship)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

REVENUE		
Proprietary trading	$	1,539,938
Interest and dividends		22,972
Other		13,718
Total Revenue		1,576,628
EXPENSES		
Commissions, floor brokerage and clearing fees		96,341
Interest		3,522
Dividends		8,405
Professional fees		2,500
Total Expenses		110,768
NET INCOME	$	1,465,860

The accompanying notes are an integral part of these financial statements.

STEVEN EARL DREIFUSS
(A sole proprietorship)

STATEMENT OF CHANGES IN PROPRIETOR'S CAPITAL

YEAR ENDED DECEMBER 31, 2003

Balance at December 31, 2002	$ 1,251,365
Capital withdrawals	(202,387)
Net income	1,465,860
Balance at December 31, 2003	$ 2,514,838

The accompanying notes are an integral part of these financial statements.

STEVEN EARL DREIFUSS
(A sole proprietorship)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES		
Net income	$	1,465,860
Adjustments to reconcile net income to net cash provided by operations		
Change in assets and liabilities		
Increase in receivable from clearing broker	(	950,265)
Increase in securities owned	(	3,493,602)
Increase in other assets	(	10,000)
Increase in interest and dividends receivable	(	6,547)
Increase in securities sold, not yet purchased		3,196,941
NET CASH PROVIDED BY OPERATING ACTIVITIES		202,387
FINANCING ACTIVITIES		
Proprietor's capital withdrawals	(	202,387)
NET CASH USED IN FINANCING ACTIVITIES	(	202,387)
NET INCREASE IN CASH		-
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	-

Supplemental Cash Flow Information:

Cash payments for interest during the year totaled $2,589.

The accompanying notes are an integral part of these financial statements.

STEVEN EARL DREIFUSS
(A sole proprietorship)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

(1) NATURE OF THE ACCOUNTS

STEVEN EARL DREIFUSS (the "Proprietorship") is a registered broker/dealer making markets in exchange-traded options listed on the Chicago Board Options Exchange.

The financial statements have been prepared solely from the accounts of STEVEN EARL DREIFUSS and do not include the personal accounts of the owner or those of any other operation in which he may be engaged.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Marketable securities owned and sold, not yet purchased, are carried at quoted market values.

Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) INCOME TAXES

The financial statements do not include a provision for income taxes because the Proprietorship does not incur federal or state income taxes. Instead, income from the proprietorship and the proprietor's income and expenses from other sources are included in his individual income tax return, and are taxed based on his personal tax rates.

(4) DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In its normal course of business, the Proprietorship trades financial instruments involving off-balance sheet market risk with securities broker/dealers and futures commission merchants. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. Gross notional (or contractual) amounts of derivative financial instruments used for trading purposes with off-balance sheet market risk are set forth below, as of December 31, 2003:

STEVEN EARL DREIFUSS
(A sole proprietorship)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003
(continued)

(4) *DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)*

	(all amounts in thousands)		
	Contract Value	Market Value	Average Contract Value During 2003
Equities sold, not yet purchased	$ 2,802	$ 2,802	$ 1,433
Written options	$ 9,782	$ 1,145	$ 5,870
Options held for trading	$15,737	$ 2,581	$ 9,184

Market risk is the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio. Financial instruments sold, but not yet purchased, entail an obligation to purchase the securities at a future date. The Proprietorship may incur a loss if the market value of the securities subsequently increases prior to the purchase of the security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Proprietorship.

As a trader, the Proprietorship is in the business of managing market risk. In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated.

Credit risk represents the loss that the Proprietorship would incur if a counterparty fails to perform its contractual obligation to the Proprietorship. All derivative financial instruments entered into by the Proprietorship are exchange-traded. For exchange traded contracts, the Proprietorship's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery to and from counterparties.

Substantially all of the Proprietorship's trading gains originated from trading strategies involving derivative financial instruments.

(5) *CONCENTRATION OF CREDIT RISK*

A significant credit concentration consisted of a net receivable from a securities broker/dealer of approximately $2.3 million which represents the market value of the Proprietorship's trading account carried by this clearing broker.

(6) *REGULATORY MATTERS*

As a registered broker/dealer, the Proprietorship is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Proprietorship had net capital of $1,172,999 which exceeded requirements by $1,072,999, and the ratio of aggregate indebtedness to net capital was less than 1:1.

SUPPLEMENTARY INFORMATION

STEVEN EARL DREIFUSS
(A sole proprietorship)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2003

CREDITS		
Proprietor's capital		$ 2,514,838
TOTAL CREDITS		2,514,838
DEBITS		
Non-allowable assets		
Exchange membership, at cost	(210,000)	
Other assets	(10,000)	
TOTAL DEBITS		(220,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		2,294,838
Haircuts on securities		(836,446)
Undue concentration charges		(285,393)
NET CAPITAL		$ 1,172,999
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness, or $100,000)		$ 100,000
EXCESS NET CAPITAL		$ 1,072,999
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities, less liabilities specifically excluded under Rule 15c3-1		$ 0
Percentage of aggregate indebtedness to net capital		0%

Note: There are no material differences between the audited computation of net capital and that per the Proprietor's unaudited FOCUS report as filed.

STEVEN EARL DREIFUSS
(A sole proprietorship)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2003

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Proprietorship is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To Mr. Steven Earl Dreifuss
Highland Park, Illinois

In planning and performing our audit of the financial statements, as they relate solely to the securities trading accounts of the Chicago Board Options Exchange market-maker activities of STEVEN EARL DREIFUSS, a sole proprietorship broker-dealer ("DREIFUSS") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by DREIFUSS, that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by DREIFUSS in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because DREIFUSS does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of DREIFUSS is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which DREIFUSS has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that DREIFUSS, although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2003, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the DREIFUSS's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Chicago Board Options Exchange, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schultz & Chez LLP

Chicago, Illinois
February 8, 2004